SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2004

                               HALO RESOURCES LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F      X       Form 40-F
                                 -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No    X
                            -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                   HALO RESOURCES LTD.

Date:  APRIL 27, 2004                              By  /s/ Nick DeMare
       -------------------                         ----------------------------
                                                   Nick DeMare, President

                                 BC FORM 51-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF:                    X     SCHEDULE A
                                         -------
                                            X     SCHEDULES B & C
                                         -------
                                         (place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER                           HALO RESOURCES LTD.
                                         (formerly Trimark Energy Ltd.)
                                         ---------------------------------------
ISSUER ADDRESS                           #1305 - 1090 WEST GEORGIA STREET
                                         VANCOUVER, BC   V6E 3V7
                                         ---------------------------------------
ISSUER TELEPHONE NUMBER                  (604) 685-9316
                                         ---------------------------------------
ISSUER FAX NUMBER                        (604) 683-1585
                                         ---------------------------------------
CONTACT PERSON                           MR. NICK DEMARE
                                         ---------------------------------------
CONTACT'S POSITION                       DIRECTOR
                                         ---------------------------------------
CONTACT'S TELEPHONE NUMBER               (604) 685-9316
                                         ---------------------------------------
CONTACT'S E-MAIL ADDRESS                 ndemare@chasemgt.com
                                         ---------------------------------------
WEBSITE                                  N/A
                                         ---------------------------------------
FOR QUARTER ENDED                        FEBRUARY 29, 2004
                                         ---------------------------------------
DATE OF REPORT                           APRIL 27, 2004
                                         ---------------------------------------

                                   CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


NICK DEMARE                       /s/ Nick DeMare                      04/04/27
--------------------------------------------------------------------------------
NAME OF DIRECTOR                  SIGN (TYPED)            DATE SIGNED (YY/MM/DD)

WILLIAM LEE                       /s/ William Lee                      04/04/27
--------------------------------------------------------------------------------
NAME OF DIRECTOR                  SIGN (TYPED)            DATE SIGNED (YY/MM/DD)

BC FORM 51-901F                                                       SCHEDULE A










--------------------------------------------------------------------------------



                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                FEBRUARY 29, 2004

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A


                               HALO RESOURCES LTD.
                         (FORMERLY TRIMARK ENERGY LTD.)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                      AS AT            AS AT
                                                   FEBRUARY 29,     AUGUST 31,
                                                       2004            2003
                                                         $               $
                                                                    (Audited)

                                   ASSETS

CURRENT ASSETS

Cash                                                    197,068           9,805
Amounts receivable                                       23,953           7,113
                                                   ------------    ------------
                                                        221,021          16,918
PETROLEUM AND NATURAL GAS INTERESTS (Note 3)             75,825          76,167
                                                   ------------    ------------
                                                        296,846          93,085
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued
     liabilities (Note 6(a))                             43,588          19,046

ADVANCES (Note 4)                                     1,078,571       1,019,012
                                                   ------------    ------------
                                                      1,122,159       1,038,058
                                                   ------------    ------------

                        SHAREHOLDERS' EQUITY (DEFICIENCY)


SHARE CAPITAL (Note 5)                               19,537,102      19,537,102

SHARE SUBSCRIPTIONS RECEIVED (Note 8)                   192,000               -

DEFICIT                                             (20,554,415)    (20,482,075)
                                                   ------------    ------------
                                                       (825,313)       (944,973)
                                                   ------------    ------------
                                                        296,846          93,085
                                                   ============    =============

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)


APPROVED BY THE DIRECTORS

/s/ NICK DEMARE        , Director
-----------------------
/s/ WILLIAM LEE        , Director
-----------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               HALO RESOURCES LTD.
                         (FORMERLY TRIMARK ENERGY LTD.)
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      (Unaudited - Prepared by Management)



                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                   ----------------------------    ------------------------------
                                                   FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,
                                                       2004            2003            2004            2003
                                                         $               $               $               $

REVENUES

Oil and gas sales                                        27,126               -          46,326          10,972
Interest and other                                           43          12,645              63          15,155
                                                   ------------    ------------    ------------    ------------
                                                         27,169          12,645          46,389          26,127
                                                   ------------    ------------    ------------    ------------
EXPENSES

Production                                                9,483               -          15,523           5,553
General and administrative                               51,750          55,540          72,323         108,217
Depreciation, depletion and impairment                    6,961               -          10,441       1,258,821
                                                   ------------    ------------    ------------    ------------
                                                         68,194          55,540          98,287       1,372,591
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE THE FOLLOWING                               (41,025)        (42,895)        (51,898)     (1,346,464)

INTEREST EXPENSE                                        (14,485)        (14,365)        (29,010)        (31,372)

UNREALIZED FOREIGN
    EXCHANGE GAIN (LOSS)                                 (7,922)              -           8,568               -

LOSS ON SALE OF
    MARKETABLE SECURITIES                                     -               -               -         (15,527)

WRITE-OFF OF AMOUNTS RECEIVABLE                               -          (4,679)              -         (24,638)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                 (63,432)        (61,939)        (72,340)     (1,418,001)

DEFICIT - BEGINNING OF THE PERIOD                   (20,490,983)    (20,365,495)    (20,482,075)    (19,009,433)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF THE PERIOD                         (20,554,415)    (20,427,434)    (20,554,415)    (20,427,434)
                                                   ============    =============   ============    ============

LOSS PER COMMON SHARE
     - BASIC AND DILUTED                                 (0.02)           (0.02)          (0.02)          (0.48)
                                                   ============    =============   ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                        2,926,859        2,926,859      2,926,859       2,926,859
                                                   ============    =============   ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                               HALO RESOURCES LTD.
                         (FORMERLY TRIMARK ENERGY LTD.)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
                      (Unaudited - Prepared by Management)




                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                   ----------------------------    ------------------------------
                                                   FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,
                                                       2004            2003            2004            2003
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                 (63,432)        (61,939)        (72,340)     (1,418,001)
Items not involving cash
    Depreciation, depletion and impairment                6,961               -          10,441       1,258,821
    Loss on sale of marketable securities                     -               -               -          15,527
    Interest expense                                     14,485          14,365          29,010          31,372
    Write-off of amounts receivable                           -           4,679               -          24,638
    Effect of unrealized foreign exchange
       (gain) loss                                        7,922               -          (8,568)              -
Decrease (increase) in amounts receivable                (2,585)            476         (16,840)         (3,777)
Increase (decrease) in accounts payable and
    accrued liabilities                                   6,589           5,907          24,659         (27,175)
                                                   ------------    -------------   ------------    ------------
                                                        (30,060)        (36,512)        (33,638)       (118,595)
                                                   ------------    -------------   ------------    ------------
INVESTING ACTIVITIES

Repayment of loan                                             -               -               -         114,843
Expenditures on petroleum and natural
    gas interests                                       (10,025)        (68,713)        (10,099)       (301,215)
Proceeds from sale of petroleum and natural gas                                                          84,907
interests                                                     -               -               -
Proceeds from sale of marketable securities                   -               -               -          30,594
                                                   ------------    -------------   ------------    ------------
                                                        (10,025)        (68,713)        (10,099)        (70,871)
                                                   ------------    -------------   ------------    ------------
FINANCING ACTIVITIES

Share subscriptions received                            192,000               -         192,000               -
Advances received (repayment)                            33,000               -          39,000        (117,405)
                                                   ------------    -------------   ------------    ------------
                                                        225,000               -         231,000        (117,405)
                                                   ------------    -------------   ------------    ------------
INCREASE (DECREASE) IN CASH                             184,915        (105,225)        187,263        (306,871)

CASH - BEGINNING OF THE PERIOD                           12,153         134,536           9,805         336,182
                                                   ------------    -------------   ------------    ------------
CASH - END OF THE PERIOD                               197,068           29,311         197,068          29,311
                                                   ============    =============   ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in cash                                         -               -               -               -
                                                   ============    ============    ============    ============
Income tax paid in cash                                       -               -               -               -
                                                   ============    ============    ============    ============


During the six months ended February 29, 2004, the Company recorded $29,010 (2003 - $31,372) of interest expense on advances.


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FOR7M 51-901F                                                      SCHEDULE A

                               HALO RESOURCES LTD.
                         (FORMERLY TRIMARK ENERGY LTD.)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 29, 2004
                      (Unaudited - Prepared by Management)


1.       NATURE OF OPERATIONS AND GOING CONCERN

         Halo Resources Ltd. (the "Company") is an independent energy company primarily engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States.

         On February 23, 2004, the Company changed its name from Trimark Energy Ltd. to Halo Resources Ltd.

         As at February 29, 2004, the Company had working capital of $177,433 and $1,078,571 of advances outstanding. The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations.

         These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

         See also Notes 4 and 8.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       PETROLEUM AND NATURAL GAS INTERESTS

                                                       AS AT           AS AT
                                                   FEBRUARY 29,     AUGUST 31,
                                                       2004            2003
                                                         $               $

         Evaluated properties
         Exploration and development costs               97,354          87,255
         Less:  accumulated depreciation,
                depletion and impairment                (21,529)        (11,088)
                                                   ------------    ------------
                                                         75,825          76,167
                                                   ============    ============

         As at February 29, 2004, the Company had a 3% working interest in certain oil and gas leases, known as the West Ranch Field, located in Jackson County, Texas.

BC FOR7M 51-901F                                                     SCHEDULE A


                               HALO RESOURCES LTD.
                         (FORMERLY TRIMARK ENERGY LTD.)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 29, 2004
                      (Unaudited - Prepared by Management)


4.       ADVANCES

                                                       AS AT           AS AT
                                                   FEBRUARY 29,     AUGUST 31,
                                                       2004            2003
                                                         $               $

         Advances, bearing interest at 10% per
              annum, due September 1, 2005 (a)          747,880         718,870
         Advances, non-interest bearing,
              due September 1, 2005 (b)                 330,691         300,142
                                                   ------------    ------------
                                                      1,078,571       1,019,012
                                                   ============    ============

         (a)      As at February  29,  2004,  $582,595  principal  and  $165,285 accrued interest remain outstanding. Included in this balance is $300,000 owing to Hilton Resources Ltd. ("Hilton"), a public company which holds common shares of the Company, and of which certain of its shareholders, officers and directors are also shareholders, officers and directors of the Company. The advances are unsecured. Subsequent to February 29, 2004, the Company repaid $440,844 advances.

         (b) Advances have been made to the Company by shareholders and directors of the Company for working capital purposes. Subsequent to February 29, 2004, the Company repaid approximately $193,000 advances.


5.       SHARE CAPITAL


         Authorized - unlimited common shares without par value

         Issued and outstanding -
                                                      NUMBER             $
         Balance, August 31, 2003
            and February 29, 2004                     2,926,859      19,537,102
                                                   ============    ============

         The following table summarizes information about the share options outstanding and exercisable at February 29, 2004:

         NUMBER OF OPTIONS                                    NUMBER OF OPTIONS
         OUTSTANDING AS AT                                    OUTSTANDING AS AT
         AUGUST 31, 2003                EXPIRED               FEBRUARY 29, 2004

             92,857                     (92,857)                      Nil
             ======                      ======                       ===

         See also Note 8.


6.       RELATED PARTY TRANSACTIONS

         (a) During the six months ended February 29, 2004, the Company was charged $37,038 (2003 - $26,245) for accounting and administrative fees provided by a company controlled by a director of the Company. As at February 29, 2004, accounts payable and accrued liabilities include $14,535 due to this related party.

BC FOR7M 51-901F                                                      SCHEDULE A


                               HALO RESOURCES LTD.
                         (FORMERLY TRIMARK ENERGY LTD.)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 29, 2004
                      (Unaudited - Prepared by Management)


6. RELATED PARTY TRANSACTIONS (continued)

         (b) Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.


7.       SEGMENTED INFORMATION

         As at February 29, 2004, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                         SIX MONTHS ENDED FEBRUARY 29, 2004
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                     ASSETS          REVENUES      INCOME (LOSS)
                                         $               $                 $

         United States                   97,199          46,326         107,005
         Canada                         199,647              63        (179,345)
                                   ------------    ------------    ------------
                                        296,846          46,389         (72,340)
                                   ============    ============    ============


8.       SUBSEQUENT EVENTS

         Subsequent to February 29, 2004, the Company:

         i) completed a non-brokered private placement of 3,400,000 units at $0.15 per unit, for $510,000 cash proceeds. Each unit comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of two years, at $0.20 per share on or before March 4, 2005, and at $0.25 per share on or before March 5, 2006. As at February 29, 2004, the Company had received $192,000 on account of the private placement;

         ii) completed a non-brokered private placement of 2,600,000 units at $0.30 per unit, for $780,000 cash proceeds. Each unit comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of two years, at $0.40 per share on or before April 15, 2006. The Company also issued 82,000 shares, at a recorded value of $24,600, as a finder's fee; and

         iii)   see also Note 4.

BC FORM 51-901F                                                       SCHEDULE B

                               HALO RESOURCES LTD.
                         (FORMERLY TRIMARK ENERGY LTD.)
                            SUPPLEMENTARY INFORMATION
                   FOR THE SIX MONTHS ENDED FEBRUARY 29, 2004


1.(a)    GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses for the six months ended February 29, 2004:

                                                                         $

         Administration and accounting                                   37,038
         Audit and legal                                                 15,871
         Foreign exchange                                                   113
         Office                                                             931
         Shareholder communications                                       5,136
         Transfer agent and regulatory filing                            13,234
                                                                   ------------
                                                                         72,323
                                                                   ============


1.(B)    RELATED PARTY TRANSACTIONS

         (a) During the six months ended February 29, 2004, the Company was charged $37,038 (2003 - $26,245) for accounting and administrative fees provided by a company controlled by a director of the Company. As at February 29, 2004, accounts payable and accrued liabilities include $14,535 due to this related party.

         (b) Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.


2.(A)    NO  SECURITIES  WERE ISSUED  DURING THE SIX MONTHS  ENDED  FEBRUARY 29,
         2004.


2.(B)    NO OPTIONS WERE GRANTED DURING THE SIX MONTHS ENDED FEBRUARY 29, 2004.


3.(A)    AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 29, 2004

                                                              ISSUED
                                   AUTHORIZED      ----------------------------
         CLASS     PAR VALUE         NUMBER           NUMBER          AMOUNT
         ------    ---------       ----------      ------------    ------------
         Common       WPV           Unlimited        2,926,859      $19,537,102


3.(B)    NO OPTIONS AND WARRANTS WERE OUTSTANDING AS AT FEBRUARY 29, 2004

BC FORM 51-901F                                                       SCHEDULE B

                               HALO RESOURCES LTD.
                         (FORMERLY TRIMARK ENERGY LTD.)
                            SUPPLEMENTARY INFORMATION
                   FOR THE SIX MONTHS ENDED FEBRUARY 29, 2004


3.(C)    SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 29, 2004

         1,488 shares remain held in escrow as at February 29, 2004.


3.(D)    LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 29, 2004

         Directors:
                Nick DeMare
                Andrew Carter
                William Lee

         Officers:
                Nick DeMare, President & CEO
                Harvey Lim, Corporate Secretary

BC FORM 51-901F                                                       SCHEDULE C

                               HALO RESOURCES LTD.
                         (FORMERLY TRIMARK ENERGY LTD.)
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 29, 2004


MANAGEMENT DISCUSSION & ANALYSIS

OPERATIONS

In January 2003, the Company earned a 3% working interest in certain oil and gas leases known as the West Ranch Field, by funding exploration and development costs. As of February 29, 2004, the Company has incurred $97,354 on drilling activities and for the six months ended February 29, 2004 has recorded $46,326 in oil and gas revenues, comprising of $12,634 (327 barrels) of oil and $33,692 (5,277 mcf) of gas. All the production in 2004 is associated with production from the West Ranch Field. Production costs of $15,523 was incurred and depletion of $10,441 was recorded for 2004.

General and administrative costs decreased by $35,894, from $108,217 in 2003 to $72,323 in 2004. The decrease in costs were as a result of the Company's reduced operations and limited financial resources. All costs have been reduced where possible. Included in general and administration expenses is $37,038 charged by Chase Management Ltd. ("Chase"), a private company owned by the President of the Company, for bookkeeping, accounting, administration and corporate filing services provided. As of February 29, 2004, $14,535 remained outstanding to Chase for services rendered.

CHANGE OF DIRECTORS

At the Company's annual and extraordinary general meeting ("AGM") held February 12, 2004, Messrs. Nick DeMare, Andrew Carter, and William Lee were elected to the Board. At a directors meeting held subsequent to the AGM, Mr. DeMare was appointed as President and Mr. Harvey Lim as Corporate Secretary.

LIQUIDITY AND CAPITAL RESOURCES

As at February 29, 2004, the Company had working capital of $177,433 and $1,078,571 of advances outstanding. In March 2004, the Company completed a non-brokered private placement of 3,400,000 units at $0.15 per unit, for $510,000. On April 15, 2004, the Company also completed a further private placement of 2,600,000 units at $0.30 per unit, for $780,000. $633,844 have been utilized to partially repay advances and the remaining funds will be used for general working capital purposes.

The Company believes that it will have sufficient cash flow from its operations to meet ongoing corporate overhead, capital commitments and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the acquisition of, exploration for and development of its petroleum interests or to discharge its ongoing liabilities as they come due. There is no assurance that the Company will be able to obtain sufficient financings.

INVESTOR RELATIONS ACTIVITIES

During the six months ended February 29, 2004, the Company did not engage any companies to provide investor relations activities.